Exhibit 99.77

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) relating to the results of operations and financial position of Gunnison Copper Corp. (formerly Excelsior Mining Corp.) and its subsidiaries (“Gunnison” or the “Company”) is prepared as of March 31, 2026. The MD&A supplements and complements Gunnison’s audited Consolidated Financial Statements for the years ended December 31, 2025 and 2024 (the “Consolidated Financial Statements”). Comparison of the financial results in this MD&A is provided to the financial results for the three months and year ended December 31, 2025. Other relevant documents to be read with this MD&A include the most recent Annual Information Form (“AIF”). The AIF is not incorporated by reference. These documents are available on the Company’s website at www.gunnisoncopper.com, and on the SEDAR+ website at www.sedarplus.ca.

The Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). All dollar amounts in this MD&A are expressed and presented in thousands of United States dollars (except per share amounts and unless otherwise noted). Canadian dollars are expressed as “CAD”.

Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from Management’s expectations. Readers are encouraged to read the “Cautionary Statements” section presented later in this MD&A including the factors described in “Risk Factors” and “Forward-Looking Information”.

The Board of Directors of Gunnison Corp. has approved the disclosure contained in this MD&A as of March 31, 2026.

OUR PURPOSE

Gunnison exists to develop and operate copper mines in Southern Arizona to produce fully Made in America finished copper cathode to supply American energy, defense, data center, and manufacturing supply chains. Gunnison proudly hires locally, purchases locally, and sells its products in America. Gunnison invests in its employees, their families, and the communities around it. Gunnison operates safely and responsibly with a focus on technology and positive societal impact, while also emphasizing long-term value creation for stakeholders.

OUR BUSINESS

Gunnison was incorporated under the laws of the Province of British Columbia, Canada on June 9, 2005 and trades on the Toronto Stock Exchange denominated in CAD under the symbol “GCU” and in over-the-counter markets denominated in USD under the symbol “GCUMF”. The address of the Company’s registered office is Suite 2400, 1055 West Georgia Street, Vancouver, BC, Canada V6E 3P3. The operational headquarters and senior management team is located in Arizona, USA.

Gunnison is a multi-asset pure-play copper developer and producer that has the largest land position in the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Gunnison’s flagship asset, the Gunnison Copper Project (the “Gunnison Project”) has a main pit measured and indicated mineral resource containing over 846.1 million tons with a total copper grade (“TCu”) of 0.33% (measured mineral resource of 191.5 million tons at 0.37% TCu and indicated mineral resource of 654.5million tons at 0.31% TCu) and a satellite pit (Strong & Harris) inferred mineral resource containing over 69 million tons with a TCu of 0.52%. The Gunnison Project preliminary economic assessment (“PEA” or “2026 PEA”) has positive economics including an after-tax NPV at 8% of $1,959 million, Internal Rate of Return (“IRR”) of 22.5%, and payback period of 3.9 years. It is being advanced as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link. The Gunnison Project was previously configured to use In-Situ Leaching but the approach was changed to open pit in December 2024 to maximize the value of the Gunnison Project. The Gunnison Project continues to be fully permitted for mining under the in-situ permits and the Company remains in compliance with all permits. Commencement of mining using an open pit will require permit amendments.

1

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

The Gunnison Project PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

In addition, Gunnison’s Johnson Camp Mine (“JCM”), which restarted its operations, with first copper production in Q3 2025, is fully funded by Nuton LLC (“Nuton”), a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually.

The construction and restart of the Johnson Camp Mine is fully funded by Nuton for the purpose of demonstrating their proprietary sulfide leaching technology. As a result, the mine plan for Stage 2 is currently designed to strip waste to access and prioritize the accelerated mining of primary sulfide material, which will be used to demonstrate the technology, which may result in higher mining costs versus a fully optimized mine plan that prioritized total profit. Similarly, processing costs are expected to be initially higher as the site goes through a rigorous optimization and refinement program related to introducing the new technology.

Other deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include South Star and eight other deposits.

OVERALL PERFORMANCE

HIGHLIGHTS

During 2025, Gunnison continued to build momentum after the relaunch of the Company and change in strategy to open pit at its flagship asset:

●	Received backing and support from the U.S. Government for Johnson Camp Mine in January 2025 through the award of $13.9M in Section 48C tax credits under the Inflation Reduction Act for its contribution to produce domestic copper for U.S. supply chains. Filing of the paperwork to place the Johnson Camp Mine assets into service is expected to occur in Q2 2026 following which the certification process will commence. Following certification the 48C tax credits are expected to be sold for cash. As disclosed below, a portion of the cash proceeds realized from the potential sale of 48C tax credits are expected to be allocated to the Project.

●	Gunnison entered into a collaboration agreement with Nuton, to evaluate the application of Nuton® technology to sulfide mineralization at the Gunnison Copper Project. The agreement includes non-dilutive funding and supports ongoing technical assessment of potential future processing options.

●	Completed three non-brokered private placements for total aggregate gross proceeds of approximately C$27.0 million. The Company completed the April 2025 Offering for gross proceeds of C$5.15 million through the issuance of 17,170,916 units at C$0.30 per unit, with each unit consisting of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable at C$0.45 for a period of 24 months. The July 2025 Offering was completed for gross proceeds of C$8.7 million through the issuance of 28,874,100 units at C$0.30 per unit, with each unit consisting of one common share and one common share purchase warrant exercisable at C$0.45 until July 18, 2028. The October 2025 Offering was completed for gross proceeds of approximately C$13.26 million through the issuance of 29,471,712 units at C$0.45 per unit, with each unit consisting of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable at C$0.65 for a period of 36 months. The net proceeds from the offerings have been used for or are intended to fund additional and follow-on work under the High Value Add Work Program (“HVA”), for drilling, metallurgical testing and permitting activities in support of the Gunnison Copper Project pre-feasibility study, funding U.S. head office general and administrative expenses, partial repayment of debt owing to Nebari, and general working capital purposes.

2

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

●	Announced first production of pure copper cathode from its Johnson Camp Mine in August 2025, establishing Gunnison as the newest American Copper Producer. Gunnison achieved this critical milestone ahead of schedule and with an exceptional health and safety track record, producing Made-in-America copper intended for domestic sales.

●	Completed its inaugural copper sales, marking the start of revenue generation following successful commissioning. Gunnison sold a total of 225,371 pounds of finished copper cathode at an average realized copper price of $4.64 per pound, generating gross proceeds of approximately $1,046. For the year, Gunnison sold a total of 1,217,487 pounds of finished copper cathode at an average realized copper price of $4.86 per pound, generating gross proceeds of approximately $5,920.

●	In October 2025, announced the results of an independent Economic Impact Study conducted by the Eller Partnerships Office at the University of Arizona, which underscores the transformative economic potential of the Company’s Gunnison Copper Project. The study highlights the cumulative potential impact of the Company’s Gunnison Project’s operations across the national, state, and county levels.

●	In September 2025, successfully produced the first copper from the Johnson Camp mine in Arizona using Nuton® Technology, marking a pivotal step forward in the development of this innovative bioleaching copper processing technology. The Nuton technology circuit is now ramping up to the design capacity.

●	Announced that it has entered into a Collaboration Framework Agreement with Lunasonde Inc., a defense and mineral exploration technology company focused on next-generation subsurface imaging technology. Test flights commenced in Q1 2026. The work program is expected to include test and calibration flights, followed by data processing and analysis to generate three-dimensional subsurface imaging of identified anomalies with the potential to host critical minerals.

●	Announced that Rio Tinto and Amazon Web Services (“AWS”) entered into a collaboration under which AWS will purchase copper produced by Gunnison using the Nuton technology for use in components of its U.S. data centers, while also providing cloud-based data and analytics support to accelerate the optimization of bioleaching at the Johnson Camp Mine.

●	In January 2026, fully settled all outstanding principal and interest owed to Nebari Natural Resources Credit Fund I LP (“Nebari”), marking a significant milestone in the Company’s transformation of its balance sheet. In total, Gunnison has reduced the principal amount of the Nebari debt from $15.0M to zero, achieving its stated objective of removing legacy secured debt and materially strengthening the Company’s financial position. This achievement is consistent with Gunnison’s broader strategy to maintain an equity-based capital structure until the construction of its flagship Gunnison Project. The debt was finally eliminated when the Company received additional conversion notices from Nebari pursuant to the terms of the Second Amended and Restated Credit Agreement. The final conversions totaled $4.75 million at a conversion price of $0.2097 per share, resulting in the issuance of 22,651,407 common shares.

●	On February 18, 2026, Greenstone Resources II LP and its affiliates (the “Greenstone Group”), Gunnison’s largest shareholder, announced that it completed closing of the sale of 113,607,200 common shares (the “Shares”) of Gunnison, as part of the orderly wind-down of the Greenstone fund. The shares were sold at a price of C$0.45 per Share. The transaction resulted in several new institutional investors being added to the Company’s shareholder base and reduced the Greenstone Group’s ownership position to approximately 7%.

3

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

●	Announced the results of an updated PEA on its 100%-owned Gunnison Copper Project in the Cochise Mining District, Arizona, United States. At a consensus copper price of $4.60 per pound, the Project now delivers an after-tax net present value 8% of US$1,959 million, a 22.5% IRR, and an attractive 3.9 year payback, positioning Gunnison as a compelling copper development projects in the United States. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized.

2026 OUTLOOK

Gunnison High Value Work Program

In 2026, Gunnison Copper will focus on advancing its flagship Gunnison Copper Project with the planned commencement of a pre-feasibility study (“PFS”) and progression of key permit amendments. As part of the PFS work program, Gunnison will continue to de-risk and optimize the Gunnison Project through ongoing metallurgical test work, infill drilling, geotechnical drilling, hydrology work, engineering, and other studies. In parallel, Gunnison will continue its exploration activities utilizing Lunasonde’s technology. The Company also expects to monetize its Section 48C tax credits in Q2 2026. At Johnson Camp Mine, the company will ramp up to commercial production, followed by full nameplate capacity targeted for Stage 2 by year-end.

Gunnison Copper Project - Pre-Feasibility Study & Permit Amendments

In Q4 2025, Gunnison continued planning work required on a PFS for the Gunnison Copper Project. The PFS objectives include converting the mineral resources in the mine plan to the Measured and Indicated level and into mineral reserves, in addition to advancements in the detail level of mine and plant engineering. The work program will include infill drilling, geotechnical drilling, metallurgical testing, hydrological work, engineering, and other studies. It is expected to cost up to $25.0M and take approximately 18 to 24 months to complete (see “Liquidity” and “Capital Resources” below for a summary of the funding required by, and available to, Gunnison). Results of the PFS are expected to be published by the end of 2027.

Concurrently with the PFS work program, Gunnison intends to file permit amendments with Arizona Department of Environmental Quality and the Arizona State Mine Inspector with respect to the existing Air, Aquifer Protection, and Mine Land Plan of Reclamation permits. Initial planning for the permit amendment process was completed during the 2025 High Value Add (“HVA”) work program. These amendments will permit the open pit approach. In addition, a new state permit is required from the Arizona Department of Transportation to move a section of the Interstate 10 highway. Currently, the Gunnison Project is fully permitted for In-Situ leaching, which is the approach previously pursued. All required permits for the Gunnison open pit fall under the state permitting regime (i.e. no federal nexus). The permit amendments are expected to cost up to $5.0 million and take approximately 18 to 24 months to receive. The Company is targeting to receive all permit amendments by the end of 2027.

Johnson Camp Mine Production

First production of copper cathode from the Run of Mine Oxide (“ROM”) circuit at the JCM was achieved in August 2025. In addition, the first copper cathode produced using Rio Tinto’s Nuton® Technology was successfully achieved in December 2025, marking a key milestone in the industrial-scale deployment of its proprietary bioleaching technology. The Nuton circuit is expected to continue ramping up through 2026 alongside the ROM circuit.

The Johnson Camp Mine SX/EW plant has an installed production capacity of 25 million lbs of finished copper cathode per year, with production intended for sale into the United States. Notably, the first Nuton copper produced at JCM has been supplied into the U.S. supply chain, with AWS announced as the first customer, utilizing this low-carbon copper in its data centre infrastructure. Ramp-up to nameplate capacity is expected over a six-month period as operations progress through commissioning and optimization, with expectation to reach the nameplate rate of production by year-end.

4

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

The construction and restart of the Johnson Camp Mine is fully funded by Nuton for the purpose of demonstrating their proprietary sulfide leaching technology. As a result, the mine plan for Stage 2 is currently designed to strip waste to access and prioritize the accelerated mining of primary sulfide material, which will be used to demonstrate the technology, which may result in higher mining costs versus a fully optimized mine plan that prioritized total profit. Similarly, processing costs are expected to be initially higher as the site goes through a rigorous optimization and refinement program related to introducing the new technology.

48C Tax Credits Monetization and Debt Reduction

The $13.9M allocation of tax credits was granted to the Gunnison-Nuton Tax Partnership in January 2025 under the Qualifying Advanced Energy Project Credit Program of the Inflation Reduction Act. Under the United States Inflation Reduction Act, a qualifying advanced energy project credit can either be monetized through its sale for cash or by using it to offset income tax liabilities. These credits are expected to be monetized by mid 2026 through the sale of these credits in a free-market transaction following the completion of the certification process. Gunnison expects to receive up to $8M in cash after Nuton’s allocation and reimbursement of costs, with the actual amount depending on the 48C tax credit certification process and how much can be realized from the sale of the certified credits.

The receipt of the 48C tax credit is subject to certification as outlined in IRS Notice 2023-44. There is no certainty that the conditions to the receipt of the 48C tax credit will be satisfied.

This section contains forward-looking information. Please refer to “Forward-Looking Information” for details on the risks and assumptions associated with such forward-looking information.

GUNNISON COPPER PROJECT

PROJECT DESCRIPTION

The Gunnison Project is located about 62 miles east of Tucson, Arizona on the southeastern flank of the Little Dragoon Mountains in the Cochise Mining District. The property is within the copper porphyry belt of Arizona. It hosts a deposit that contains copper oxide and sulfide mineralization with associated molybdenum in potentially economic concentrations. Oxidized, mineralized bedrock lies 300 to 800 feet beneath the alluvial basin.

NI 43-101 Preliminary Economic Assessment

The results of an updated NI 43-101 PPEA were announced on February 25th, 2026. The PEA supersedes the previous preliminary economic assessment on the Gunnison Project released in December 2024 (the “2024 PEA”) in all respects.

Key Changes Versus the 2024 PEA

Key changes versus the 2024 PEA include various price deck changes beyond the control of management, such as the change in long-term copper price and various operating and capital cost escalation from 2024 to 2026 (“Price Deck”), as well as non-price deck changes, including improvements such as mining the high-grade Strong & Harris satellite deposit (“Non-Price Deck”). The 2026 PEA NPV 8% of $1,959M is an increase of $699M (+56%) from the 2024 PEA NPV8% of $1,260M. The increase is comprised of Price Deck changes of $117M, 17% of the increase, and Non-Price Deck changes of $583M, the remaining 84% of the increase.

5

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

Net Present Value at 8.00% discount rate is the selected metric to explain the changes since the 2024 PEA as this metric best captures the total economic return to the Company of the Gunnison Project.

Highlights:

●	Open pit, heap leach, SX/EW operation producing 99.999% pure copper cathode intended to supply United States energy, data center, manufacturing, and defense supply chains

●	Straightforward mine plan consists primarily of oxide copper mineralized material with a life of mine material placed on the leach pad of 541 million tons at 0.43% total copper grade, including 25 million tons at 0.85% total copper grade from the Strong & Harris satellite deposit

●	Primary crushing on all material, and secondary crushing on some material to improve copper recoveries

●	Average annual copper cathode production of 174 million pounds (“lbs”) (87 thousand tons) for the first 15 years; enough to potentially supply over 11% of the current United States domestic refined copper metal production from mineralized material 1. Total copper produced 3.2 billion lbs over a 21 year mine life.

●	Cash costs of $1.70, Sustaining Cash Costs of $2.00, and All-In Sustaining Cash Costs of $2.05 per pound of copper produced are in the lower half of the cost curve for copper mines globally

●	Robust project economics in a variety of copper price environments, including $4.60/lb base case:

Copper Price Assumptions		$4.60/lb Cu Consensus	$5.75/lb Cu SPOT[2]
Net Present Value @ 8% (after-tax)	$M	1,959	3,227
Internal Rate of return (after-tax)%		22.5%	31.8%
Payback Period	# years	3.9	2.6
Av Annual Free Cash Flow (Y1-Y15)	$M	366	514

●	High purity limestone overburden, previously treated as waste, is now used to produce a cement co-product to alleviate the regional cement supply deficit adding $130M NPV8% (included within the NPV8% noted in the table above).

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Notes:

(1)	Based on USGS reported 2025 primary refined copper production of 790Ktons.
(2)	Independent Economic Impact Study conducted by the Eller Partnerships Office at the University of Arizona Oct’25.

PEA PHYSICALS

Total life of mine production for the Gunnison deposit is projected at approximately 3.2 billion pounds of copper over 21 years. There are 846.1 million short tons of measured and indicated oxide, transitional, and sulfide mineral resources at an average grade of 0.33% TCu (measured mineral resource of 191.5 million tons at 0.37% TCu and indicated mineral resource of 654.5 million tons at 0.31% TCu) and inferred oxide, transitional, and sulfide mineral resources of 94.0 million short tons at an average grade of 0.21% TCu; using an internal cut-off grade of 0.05% TCu for oxide and transition, and 0.1% TCu for sulfide. At Strong & Harris deposit there are inferred oxide, transitional, and sulfide mineral resources of 69 million short tons at an average grade of 0.52% TCu; using an internal cut-off grade of 0.07% TCu within optimized pit shells. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

6

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

The tonnage of material in the Gunnison conceptual mine plan used for the PEA is 541 million tons having an average grade of 0.43% TCu, including 25 million tons at 0.85% total copper grade from the Strong & Harris satellite deposit. The anticipated heap leach copper recovery is estimated to be 68.0%.

PEA OPERATING AND CAPITAL COSTS

The average direct, life-of-mine operating cost is estimated to be $8.43 per ton of mineralized material mined, which is equivalent to $1.70/lb Cu cathode produced. The average all-in sustaining cost is $10.20 per ton of mineralized material mined which is equivalent to $2.05/lb Cu. The estimated initial capital cost is $1,555.6 million, including capitalized pre-production costs and acid plant construction. Expansion capital costs are estimated to be $681.7 million, and sustaining capital costs are estimated to be $587.0 million. The Sustaining Cash Cost is $2.00/lb Cu. The total undiscounted cost for reclamation and closure is estimated to be $93.0 million and averages $0.03 per pound of copper recovered.

UNIVERSITY OF ARIZONA ECONOMIC IMPACT STUDY HIGHLIGHTS

The University of Arizona Eller College of Management is a comprehensive business school with a global reputation for innovative research, rigorous curriculum, a distinguished faculty, excellence in entrepreneurship and social responsibility. The study employed nationally accepted economic modeling tools to assess the cumulative potential impact of the Company’s flagship Gunnison Project’s operations across the national, state, and county levels.

All amounts from the study represent the forecasted economic impact of the Gunnison Project in the State of Arizona and nationally in the USA. They do not represent an economic analysis of the Gunnison Project itself and actual economic impact will be determined after the Gunnison Project is developed into an operating mine, which remains subject to completion of a feasibility study, financing and permitting.

The key findings from the analysis are as follows:

●	National-level outcomes indicate a total present value (NPV) output of $21.9 billion, supporting over 112,744 jobs and generating $2.7 billion in labor income.

●	Arizona state-level impacts show $15.22 billion in output, 73,710 jobs, and $1.73 billion in income.

●	Cochise County and District 6 are poised to benefit from $12.99 billion in direct and multiplier output, and over 32,482 jobs, with the most concentrated local economic stimulus.

GUNNISON STAGE 1 VIABILITY TESTING

Nuton and Gunnison have agreed to conduct a Stage 1 viability testing program of Nuton Technologies on sulfide mineralization at the Gunnison Open Pit (the “Stage 1 Gunnison Program”). The Stage 1 Gunnison Program will involve the collection and testing of samples from drill core from the Gunnison Copper Project. The samples will be analyzed by Nuton for the purpose of determining the suitability of the Gunnison Copper Project with Nuton Technologies.

7

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

JOHNSON CAMP MINE

PROJECT DESCRIPTION

The Johnson Camp Mine is located about 65 miles east of Tucson, Arizona, on the southeastern flank of the Little Dragoon Mountains in the Cochise Mining District. The property is within the copper porphyry belt of Arizona. The Johnson Camp Mine contains two open pit mines, the Burro pit and the Copper Chief pit, that contain copper oxide, transition, and sulfide mineralization with associated molybdenum (not recovered by heap leaching), in potentially economic concentrations. Mining by a former owner, Nord Resources Corporation (Nord), ceased in 2012.

The project mine plan includes mining of oxide, transition material and sulfide to produce copper cathode based on an SX/EW plant capacity of up to 25 million pounds per annum. Heap leaching of sulfide copper will use Nuton’s proprietary technology.

NUTON OPTION AGREEMENT

Overview

On July 31, 2023, Gunnison announced that it had entered into an option agreement (the “Nuton Option Agreement”). The purpose of the Nuton Option Agreement is for Nuton to evaluate and demonstrate the use of the Nuton™ copper heap leaching technologies (the “Nuton™ Technologies”) for sulfide copper heap leaching at JCM. Under the Agreement, Gunnison remains the owner and operator of JCM and Nuton funds Gunnison’s costs associated with a two-stage work program.

Stage 1

The Stage 1 work program began in August 2023 including mineralogy, predictive modelling, engineering and other test work to determine the suitability of JCM mineralized material for the technology. Further work included infill drilling, detailed engineering, permitting activities, and project execution planning for the restart of JCM. Total Stage 1 costs incurred were $4,055. On May 15, 2024, Nuton elected to proceed with Stage 2, the construction of the leach pad and restart of JCM and technology demonstration.

Stage 2

The Stage 2 work program began in July 2024 and included a non-refundable cash payment of $5M to Gunnison for the use of existing JCM infrastructure during Stage 2. Nuton will be responsible for funding all of Gunnison’s costs associated with Stage 2. The full Stage 2 work program, inclusive of production, is anticipated to take up to five years, and, if successful, will demonstrate key elements of the Nuton Technologies on an industrial scale.

The Stage 2 work program is proceeding based on milestones related to engineering and mobilization, infrastructure and construction, mining, leaching, copper production and post-leach rinsing. The completion of all milestones would result in full-scale commercial production of Nuton copper over several years at Johnson Camp. Revenue from operations will first be used to pay back Stage 2 costs to Nuton and will then be credited to Gunnison’s account after fulfillment of Gunnison’s applicable royalty and stream obligations.

Effective September 30, 2025 the Company and Nuton signed an amendment to the Operating Agreement which changed the timing of Stage 2 Work Program funding from a gross to net basis.

While Nuton continues to fund 100% of the agreed direct and indirect costs for the Stage 2 Work Program (subject to their election to continue the program), under the revised net funding mechanism, the Company holds and uses 100% of the copper revenue generated (subject only to payments by the Company owing under any existing third party royalty or streaming obligations (Note 11)) to reduce the agreed upon expenditures on a quarterly basis. In the event expenditures are less than the net copper revenues, the Company is required to repay those amounts on quarterly basis. The timing of these estimated repayments form the basis of measurement of the Nuton Stage 2 Payable subsequent to the contract amendment on September 30, 2025. The assumptions used in the measurement of the liability continue to be the Johnson Camp Mine production profile for Stage 2, expected operating costs, future copper prices and the discount rate.

8

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

Management of the Company evaluated the terms of the amendment and determined it to be a substantial modification of the existing Operating Agreement and therefore accounted for the change in terms as an extinguishment of the original liabilities and recognition of new financial liabilities. This amendment resulted in a reduction of the fair value of the Nuton Stage 2 payable of $110,237, as a result of the change in timing of cashflows which are now measured based on the net profitability of the Stage 2 Work Program, rather than based on expected total net revenues. The gain on of the amendment has been allocated to deferred revenue, on the basis of the Company providing ongoing mining and processing services to Nuton.

After the completion of Stage 2, Nuton will have the right to form a joint venture on JCM per mutually agreeable terms whereby Nuton will hold an initial 49% and Gunnison an initial 51% interest. The purpose of the joint venture is to continue the development of JCM using Nuton technologies. Should Nuton not exercise its joint venture rights, Nuton and Gunnison will discuss in good faith Gunnison’s continued use of the Nuton Technologies at the Johnson Camp mine subject to certain licensing terms and conditions.

MINE CONSTRUCTION AND OPERATION

To restart the Johnson Camp Mine, construction of a new heap leach pad, Pad 5, which is fully permitted is now completed. The new leach pad construction commenced in H2 2024 with an initially forecasted timeline of approximately nine months to complete before irrigation of the new leach pad could commence. Installation of piping of pregnant leach solution and raffinate lines from Pad 5 to the JCM ponds also fits within this time frame. As disclosed above, these construction activities were completed and JCM restarted production in August 2025. Construction costs incurred to December 31, 2025 total $142,938 including waste stripping, refurbishments to the SX/EW plant, construction of proprietary Nuton leaching equipment, JCM holding costs, other site works including haul roads, and staffing ramp up.

Gunnison is using a contract miner for all mine activities related to mining, crushing and agglomerating, and placement of material on the leach pads. Gunnison staff will perform heap leach management, SX-EW operation, and general site management.

The Company has decided to commence construction and move into production at JCM based on the funding being provided by Nuton. The Company did not base this production decision on any feasibility study of Mineral Reserves demonstrating economic and technical viability of the mines at JCM. As a result, there may be increased uncertainty and risks of achieving any level of recovery of minerals from the mines at JCM or the costs of such recovery. As JCM does not have established Mineral Reserves, the Company faces higher risks that anticipated rates of production and production costs will not be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from JCM and ultimately the profitability of the operation.

9

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

2025 PRODUCTION AND CAPITAL EXPENDITURE SUMMARY

Mining		Q1 2025	Q2 2025	Q3 2025	Q4 2025	Total
Material Mined	Short Tons	89,330	600,383	588,586	907,861	2,186,160
Grade - Cu	%	0.168%	0.229%	0.362%	0.408%	0.336%
Grade - AsCu	%	0.105%	0.141%	0.188%	0.187%	0.171%
Grade - CuCN	%	0.012%	0.030%	0.081%	0.096%	0.071%
Grade - CuSU	%	0.044%	0.059%	0.092%	0.125%	0.095%
Contained - Cu	Short Tons	150	1,375	2,131	3,704	7,360
Contained - AsCu	Short Tons	94	847	1,107	1,698	3,746
Contained - CuCN	Short Tons	11	180	477	872	1,540
Contained - CuSU	Short Tons	39	354	541	1,135	2,069
Waste Mined	Short Tons	1,664,256	1,973,117	2,832,914	3,446,187	9,916,474
Total Material Mined	Short Tons	1,753,586	2,573,500	3,421,500	4,354,048	12,102,634
Strip Ratio	Waste:Ore	18.63	3.29	4.81	3.80	4.54

Processing		Q1 2025	Q2 2025	Q3 2025	Q4 2025	Total
Material Stacked	Short Tons	-	248,072	448,158	685,479	1,381,709
Grade - Cu	%	-	0.296%	0.340%	0.357%	0.350%
Grade - AsCu	%	-	0.200%	0.189%	0.205%	0.199%
Grade - CuCN	%	-	0.096%	0.149%	0.147%	0.147%
Grade - CuSU	%	-
Contained - Cu	Short Tons	-	733	1,524	2,447	4,704
Contained - AsCu	Short Tons	-	496	847	1,405	2,748
Contained - CuCN	Short Tons	-	238	668	1,008	1,914
Contained - CuSU	Short Tons	-
Copper in PLS Solution	lbs	-	-	448,193	856,459	1,304,651
Cathode Produced	lbs	-	-	432,711	977,426	1,410,137

Sales		Q1 2025	Q2 2025	Q3 2025	Q4 2025	Total
Cathode Sold	lbs	90,087	-	360,469	766,931	1,127,487
Realized Price	$/lb	4.51	-	4.56	5.05	4.86
Gross Revenue	US$’000s	406	-	1,644	3,873	5,923

Unit Costs		Q1 2025	Q2 2025	Q3 2025	Q4 2025	Total
Mining - Gross of Deferred Stripping	$/ton mined	2.63	4.57	4.24	4.01	3.99
Mining - Net of Deferred Stripping	$/ton mined	0.27	1.89	1.57	1.95	1.58
Leaching	$/ton stacked	-	-	0.68	5.01	3.21
SX/EW	$/lb Cu	-		1.20	1.04	1.09

10

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

Abbreviations: Cu = total copper; AsCu = acid-soluble copper; CuCN = cyanide-soluble copper; CuSU = sulfuric-acid-soluble copper.

2025 Capital Expenditure

US$’000s	2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Total
Leach Pad	15,019	7,938	13,810	4,510	5,244	46,521
Equipment & SX/EW	6,551	5,117	6,878	11,086	4,001	33,633
General Construction	52	732	9,801	11,433	4,973	26,991
EPCM	2,227	2,155	1,645	3,361	1,520	10,908
Commissioning & Misc	205	101	60	19	5	390
Subtotal	24,054	16,043	32,194	30,409	15,743	118,443
Capitalized Carrying Costs	6,201	3,906	9,072	2,720	2,596	24,495
Total	30,255	19,949	41,266	33,129	18,339	142,938

SELECTED ANNUAL INFORMATION

A summary of the Company’s consolidated financial results for the years ended 2025, 2024, and 2023 are presented:

	Dec 31, 2025	Dec 31, 2024	Dec 31, 2023
Net (income)/loss for the period	$56,425	$(8,494)	$28,959
Revenue	10,893	1,389	2,919
Loss (gain) on derivative at fair value	21,169	(56,675)	14,763
(Income)/loss per share (basic and diluted)	0.16	(0.03)	0.10
Total Assets	314,492	137,932	116,408
Total Liabilities	376,038	159,834	147,131

For the year ended December 31, 2025 the Company’s net loss was $56,425 ($0.16 per share) compared to a net gain of $(8,494) ($0.03 per share) for the year ended December 31, 2024 and to a net loss of $28,959 ($0.10 per share) for the year ended December 31, 2023. The difference in net loss (gain) from the prior years derived primarily from the transition to active operations causing higher cost recognition, evaluation and permitting costs related to the HVA program and the fair value loss on Nuton Stage 2 payable and a non-cash loss of $21,169 in 2025 compared to a non-cash gain of $56,675 in 2024 and a non-cash loss of $14,763 in 2023, related to the revaluation of the copper stream derivative liability.

Revenue for the year ended December 31, 2025 was $10,893, compared with $1,389 for the year ended December 31, 2024 and $2,919 for the year ended December 31, 2023. Revenue in 2025 was driven primarily by sales of copper cathode and mining and processing demonstration service revenue from Nuton. Revenue in 2024 and 2023 related mainly to residual leach activities, while 2024 was further affected by the mid-year shutdown of the processing plant for refurbishment activities undertaken in advance of the full mine restart in 2025.

The copper stream derivative liability is recorded at fair value at each year end using a Monte Carlo simulation valuation model. The key inputs used by the model in generating future copper revenue for purposes of valuing the stream obligation at December 31, 2025 include: the copper forward price curve, long-term copper price volatility of 24.55%, a discount rate which factors in the Company’s credit spread of 6.77% and the life of mine production schedules. During the year ended December 31, 2025, the non-cash loss of $21,169 for revaluation of derivative liabilities was primarily driven by an increase in copper price across the price curve and, to a lesser extent, a decrease in the credit spread from 7.17% to 6.77%.

11

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

Total assets at December 31, 2025 were $314,492, compared with $137,932 at December 31, 2024 and $116,408 at December 31, 2023. The increase of $176,560 from 2024 to 2025 was mainly attributable to $133,867 in capitalized construction costs related to JCM, a $17,636 increase in inventory reflecting copper material mined and processed during the year, and a $22,414 increase in cash and other current assets to fund the Company’s ongoing operation.

Total liabilities at December 31, 2025 were $376,038, compared with $159,834 at December 31, 2024 and $147,131 at December 31, 2023. The increase of $216,204 from 2024 to 2025 was mainly due to an $8,000 increase in the Nuton Stage 2 payable, reflecting discounted cash funding received during 2025 for construction of the JCM, which will be repaid through copper sales. The increase was further driven by a $176,742 rise in Nuton deferred income, representing the benefit of the zero-cost financing provided by Nuton for JCM. Deferred income is measured as the difference between the undiscounted cash funding received and the discounted Nuton Stage 2 payable on initial recognition and will be recognized in income over Stage 2 on a units-of-production basis. Additional contributors to the increase included $16,017 in Nuton accounts payable and accrued liabilities related to JCM costs accrued at year-end, and a $26,334 increase from the mark-to-market adjustment of the copper stream derivative liability. These increases were partially offset by a $11,357 decrease resulting from partial repayment of debt owing to Nebari.

SELECTED QUARTERLY INFORMATION

The following table summarizes selected financial information for the Company for each of the past eight quarters ending December 31, 2025:

	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025
Net (income)/loss for the period	$9,643	$22,899	$2,946	$22,433
Revenue	7,348	2,862	-	406
Loss (gain) on derivative at fair value	(3,363)	7,135	(1,254)	18,651
(Income)/loss per share (basic and diluted)	0.03	0.06	0.01	0.07

	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024
Net (income)/loss for the period	$(49,704)	$14,948	$15,121	$11,140
Revenue	-	-	613	339
Loss (gain) on derivative at fair value	(90,671)	13,171	12,789	8,036
(Income)/loss per share (basic and diluted)	(0.18)	0.05	0.05	0.04

The net (income)/loss for the last eight quarters is due primarily to non-cash gains and losses on revaluation of the copper stream derivative liability each quarter and gain on the modification of the Operating Agreement which changed the nature and timing of cashflows related to the Nuton Stage 2 liabilities from a gross to net basis. The copper stream derivative liability valuation changes are due primarily to copper forward curve price increases and, to a lesser extent, changes in market factors such as the risk free interest rate and credit spreads. Refer to Capital Resources section below for further information on the copper stream derivative liability. The quarterly results presented above do not necessarily reflect any recurring expenditure patterns or predictable future trends. In Q4 2024, a non-recurring impairment charge of $38,828 was recorded representing the write-off of the wellfield assets, related infrastructure and development, and the closure cost asset related to the strategic pivot from in-situ leaching to open pit approach for the Gunnison Project.

12

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

Three months ended December 31, 2025 compared to the three months ended December 31, 2024:

For the three months ended December 31, 2025, the Company reported a net loss of $9,643 ($0.03 per share), compared with a net gain of $49,704 ($0.18 per share) for the three months ended December 31, 2024. The change from net income in the 2024 comparative period to a net loss in 2025 was primarily attributable to the transition to active operations, which resulted in higher cost recognition, evaluation and permitting costs related to the HVA program, and a fair value loss on the Nuton Stage 2 payable of $3,805 net of a non-cash gain of $3,363 related to the revaluation of the copper stream derivative liability in 2025. By comparison, results for the three months ended December 31, 2024 included a non-cash gain of $90,671 related to the revaluation of the copper stream derivative liability, partially offset by a non-cash impairment loss of $38,828 on Gunnison wellfield capitalized costs, which are not expected to be recoverable under the open pit mine plan.

LIQUIDITY

CASH POSITION

The Company had cash and cash equivalents of $20,613 as of December 31, 2025, including $12,551 Nuton and $8,062 non-Nuton related (December 31, 2024 - $8,249, Nuton - $6,804 and non-Nuton - $1,445). Cash and cash equivalents increased $12,364 during the year ended December 31, 2025. The increase in Nuton cash during the period is primarily due to the funding received from Nuton for the Stage 2 work program. The increase in non-Nuton cash is due primarily to the April, July and October 2025 Offering proceeds.

CASH FLOWS

Net cash used by operating activities for the year ended December 31, 2025 was ($37,919) compared to ($7,648) for the same period of 2024. The increase in operating cash outflows for 2025 compared to 2024 was mainly due to the ram-up of JCM mining operations on January 1, 2025 and its associated operating expenditures.

Net cash used by investing activities for the year ended December 31, 2025 was ($105,682) compared to ($30,384) net cash used by investing activities for the year ended December 31, 2024. The net cash used in 2025 included $104,712 in cash spent on Stage 2 construction.

Net cash provided by financing activities for the year ended December 31, 2025 was $155,847. $141,672 in cash financing received from Nuton plus $18,197 net proceeds from private placement plus $284 collateral funding net of

$7,306 debt payments.

13

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

WORKING CAPITAL

As at December 31, 2025 the Company had negative working capital (current assets less current liabilities) of ($44,381), including a cash and cash equivalents balance of $20,613.

	December 31, 2025
	Gunnison Copper Project	Johnson Camp Mine	Corporate & Other	Total
Current Assets	$43	$45,904	$9,971	$55,918
Current Liabilities	242	80,005	20,052	100,299
Working Capital	(199)	(34,101)	(10,081)	(44,381)

Nuton funded amounts included in Working Capital
Amount due from Nuton	-	(12,652)	-	(12,652)
Nuton accounts payable and accrued liabilities - Nuton	-	27,612	-	27,612
Nuton stage 2 payable	-	-	-	-
Nuton deferred income and revenue	-	46,737	-	46,737
Derivative Liabilities
Stream deliveries from sale of JCM copper	-	5,533	-	5,533
Convertible warrants	-	-	7,654	7,654
Debt payments deferred subsequent to the date:
Debt payments deferred or converted subsequent to the date	-	-	3,958	3,958
Amounts Not Impacting Going Concern	-	67,230	11,612	78,842

	December 31, 2024
	Gunnison Copper Project	Johnson Camp Mine	Corporate & Other	Total
Current assets	$483	$14,194	$1,012	$15,689
Current liabilities	29,358	109,914	4,188	143,460
Working capital	(28,875)	(95,720)	(3,176)	(127,771)

Nuton funded amounts included in working capital:
Amount due from Nuton	-	(4,747)	-	(4,747)
Nuton accounts payable and accrued liabilities - Nuton	-	11,595	-	11,595
Nuton stage 2 payable	-	14,975	-	14,975
Nuton deferred income and revenue	-	1,661	-	1,661
Derivative Liabilities
Stream deliveries from sale of JCM copper	-	2,609	-	2,609
Convertible warrants	-	-	-	-
Debt payments deferred subsequent to the date:
Deferred Nebari principal payments	-	-	2,833	2,833
Amounts not impacting Company’s ability to continue as a going concern	-	26,093	2,833	28,926

The working capital includes $74,349 in current liabilities that are funded by Nuton. The net amount funded by Nuton is only repayable from the sale of copper produced at the Johnson Camp Mine. In addition, working capital includes $7,654 in current liabilities related to warrant derivative liabilities and $5,533 in current liabilities that represent the value of JCM copper deliverable to Triple Flag under the stream agreement. If no copper was produced at the Johnson Camp Mine, the amount deliverable to Triple Flag would not be payable by the Company. As a result, neither the Nuton or Triple Flag related working capital amounts can impact the Company’s immediate ability to continue as a going concern. Subsequent to the balance sheet date the Company fully settled all outstanding principal owed to Nebari through the conversion of 17,882,685 shares equivalent to $3,750 in principal. The outstanding convertible debentures are in-the-money and are therefore expected to be settled in shares versus cash should they continue to be in the money at the maturity date of September 30, 2026. Working capital and amounts not impacting the Company’s ability to continue as a going concern are a non-IFRS measure does not have any standardized meaning.

Based on its existing cash and cash equivalents as of December 31, 2025, the Nuton funding arrangement, expectation that the outstanding convertible debentures will be converted into common shares, and expected receipt of 48C tax credits, the Company has assessed that based on its cashflow forecast for the next 12 months it expects to have sufficient capital to continue operations for at least the next twelve months.

14

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

The Company has been successful in obtaining significant equity and other financings since inception and intends to continue financing its future requirements through future mining of the existing JCM pits, equity financing, and the funding provided by Nuton. Should the Company’s expectations not be realized, it may be required to curtail spending and advancements of its Gunnison Project.

CAPITAL RESOURCES

NUTON FUNDING

As disclosed above, the Nuton Option Agreement provides for Nuton to provide 100% of the funding for the Stage 2 Work Program at JCM. However, Nuton has the election to terminate the Nuton Option Agreement at any time if it decides it no longer wants to continue with the Stage 2 Work Program. In such event, Nuton would not have further funding obligations other than the payment of costs that were committed to prior to the date of termination and certain reclamation expenditures for work associated with the Stage 2 Work Program.

The Company and Nuton entered into a Collaboration Agreement dated February 28, 2025 (the “Gunnison Collaboration Agreement”) that provides for, among other things:

●	Nuton’s exclusivity over novel heap leach processing technologies for sulfide mineralization at the Gunnison Open Pit, and

●	Agreed milestones to examine the potential for an extension to the Stage 2 Work Program at the Johnson Camp Mine.

In exchange for the above:

●	Nuton provided $3 million to Gunnison to be used toward its expenses for the Nuton Stage 1 Viability study on the Gunnison Open Pit and other agreed purposes such as paying interest on the Nebari debt and Corporate G&A on March 3, 2025; and

●	The parties will work within the parameters of the Tax Partnership Agreement to allow for a portion of the realized cash proceeds from the potential sale of 48C tax credits to be distributed to Gunnison for general corporate purposes. Gunnison estimates that its share of the potential proceeds could be up to $8 million after Nuton’s allocation and reimbursement of costs, with the actual amount depending on the 48C tax credit certification process and how much can be realized from the sale of the certified credits.

The parties have also agreed to conduct the Stage 1 Gunnison Program as discussed above under “Gunnison Copper Project – Gunnison Stage 1 Viability Testing.”

Gunnison and Nuton have also agreed to work together to evaluate the possible extension of the Stage 2 Work Program at Johnson Camp Mine. Nuton shall also receive a right of first offer over the use of any excess capacity from the SX/EW plant and related infrastructure and mining assets located at the Johnson Camp Mine.

Gunnison and Nuton (or its affiliates) have also agreed to negotiate in good faith an exclusive exploration agreement over all of Gunnison’s property for a 3-to-5-year term (or such term as agreed between the parties), on commercial terms that includes a specified work program, costs and timelines.

15

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

NEBARI DEBT

On October 31, 2019, the Company entered into an agreement with Nebari for a $15,000 credit facility (the “Credit Facility”) with subsequent amendments in 2021 and 2023. On February 28, 2025, the Company and Nebari entered into a binding term sheet outlining additional amendments to the Amended and Restated Credit Agreement (“ARCA”). On March 27, 2025, the Company signed a side letter agreement with Nebari fixing the Conversion Price at CAD$0.30 per share. On execution of the Second Amended and Restated Credit Agreement dated April 23, 2025 (the “Second ARCA”), the conversion price became US$0.2097 This resulted in the conversion option being fixed on April 23, 2025. The Company treated this as an extinguishment of the liability as at April 23, 2025. The fair value at that time was $621 which has been recognized as a gain on extinguishment of debt.

The amendments set out in the Second ARCA provided for, amongst other matters, a suspension of principal amortization from February 1, 2025 until January 1, 2026, potential partial conversion to equity of up to US$6.25 million of the principal amount at a price equal to US$0.2097 (changed from CAD$0.30) (the “Conversion Price”), and a mechanism to repay a portion of the principal amount of the Second ARCA with proceeds to be received from sale of the previously announced 48C tax credits and through a potential refinancing process to provide for an extension of the maturity date to June 30, 2026.

Management of the Company evaluated the terms of the Second ARCA with Nebari and determined it to be a substantial modification of the terms of the existing debt facility, and therefore accounted for the change in terms as an extinguishment of the original liability and the recognition of a new financial liability. A gain on extinguishment of the original debt of $505 was recognized in the statement of loss.

The Second ARCA is comprised of a host loan and an embedded derivative liability related to the conversion option. The conversion option was determined to be an embedded derivative as the value of the conversion option changes in response to the Company’s share price and foreign exchange movements and therefore is not convertible into shares of the company on a fixed for fixed basis. The fair value of the Second ARCA in total was determined to be $13,750 at February 28, 2025, and the fair value of the conversion option was determined to be $280. The fair value of the conversion option was deducted from the aggregate fair value of the Second ARCA in arriving at the fair value of the host debt. The debt host liability is subsequently measured at amortized cost.

Pursuant to the Second ARCA, the Company was required to comply with the following financial covenants:

●	the Company shall maintain cash and cash equivalents (excluding cash related to the Stage 2 Work Program with Nuton) in a minimum aggregate amount of $1 million, to be tested at the end of each calendar month. (b)

●	the Company shall not permit more than (i) 30% (by dollar amount) of accounts payable to be outstanding for more than 30 days after the applicable due date of such accounts or (ii) 10% (by dollar amount) of accounts payable to be outstanding for more than 60 days after the applicable due date for such accounts, in each case, as at the end of each calendar month (excluding accounts payable related to the Stage 2 Work Program with Nuton).

During the year, the Company repaid $9,806 in principle. This consisted of $7,306 repaid in cash and the conversion of 11,921,790 shares equivalent to $2,500 debt.

Subsequent to year end the Company settled all outstanding principal and interest owed to Nebari.

16

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

CONVERTIBLE DEBENTURES

The Company has issued two debenture offerings. The First Debenture Offering was issued for $3,000 in principal. The terms of the debentures include:

●	a maturity date of September 30, 2026 (the “First Debenture Maturity Date”), with the principal amount, together with any accrued and unpaid interest, payable on the First Debenture Maturity Date, unless earlier converted in accordance with the terms;

●	the debentures bear interest at the rate of 10% per annum, which interest will be payable on the Maturity Date, unless earlier converted into common shares

●	the principal amount of the debentures is convertible into Common Shares at the option of the holder at a conversion price of USD$0.19 per Common Share;

●	the accrued and unpaid interest is convertible into Common Shares at a conversion price equal to the volume weighted average price of the Common Shares on the Toronto Stock Exchange for the five trading days prior to the date of conversion at the option of the holder; and

●	the debentures are unsecured.

The First Debenture Offering was accounted for as a compound financial instrument with a debt host and equity conversion feature. The fair value of the liability component was determined to be $2,128 with an effective interest rate of 21.2%, and the equity component was measured as the residual amount of $872.

The Second Debenture Offering issued $2,400 principal amount of debentures. The terms of the debenture include:

●	a maturity date of September 30, 2026 (the “Second Debenture Maturity Date”) and the principal amount, together with any accrued and unpaid interest, will be payable on the Second Debenture Maturity Date, unless earlier converted in accordance with their terms;

●	the debentures bear interest at the rate of 10.5% per annum plus the Rate Supplement, which interest will be payable on the Second Debenture Maturity Date, unless earlier converted into Common Shares;

●	subject to the receipt of disinterested shareholder approval from the holders of the Common Shares at a duly and validly called meeting (the “Shareholder Approval”), the principal amount of the debenture is convertible into Common Shares at the option of the holder (or at the option of the Company on 30 days prior notice) at a conversion price of USD$0.11405 per Common Share;

●	subject to receipt of the Shareholder Approval, the accrued and unpaid interest is convertible into Common Shares at a conversion price equal to the volume weighted average trading price on the Toronto Stock Exchange for the five trading days prior to the date of conversion; and

●	the debentures are unsecured.

The Shareholder Approval was received at the Company’s Annual General Meeting held on June 18, 2024.

The Second Debenture Offering was accounted for as a compound financial instrument with a debt host and equity conversion feature. On initial recognition, the fair value of the liability component was determined to be $2,011 with an effective interest rate of 19.6%, and the equity component was measured as the residual amount of $389. The amendment of the Nebari Debt includes cross party agreements that defers the interest payments on the debentures to September 30, 2026.

2025 OFFERINGS

On April 7, 2025, the Company announced that is has closed the April 2025 Offering for aggregate gross proceeds of C$5.15 million through the issuance of 17,170,916 units (each an “April 2025 Unit”), with each April 2025 Unit consisting of one common share and one-half of one warrant (each whole warrant, an “April 2025 Warrant”) at a price of C$0.30 per 2025 April 2025 Unit. Each full April 2025 Warrant shall entitle the holder thereof to acquire one additional common share at a price of C$0.45 for a period of twenty-four (24) months from the closing date of the 2025 Offering.

17

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

On July 18, 2025, the Company announced that is has closed the July 2025 Offering for aggregate gross proceeds of C$8.7 million through the issuance of 28,874,100 units (each a “July 2025 Unit”) at a price of C$0.30 per July 2025 Unit. Each July 2025 Unit consists of one common share of the Company and one warrant (each whole warrant, a “July 2025 Warrant”). Each July 2025 Warrant entitles the holder thereof to purchase one Common Share at a price of C$0.45 at any time on or before July 18, 2028.

In October, the company closed the October 2025 Offering for aggregate proceeds of C$13.3 million for 29,471,702 units (each an “October 2025 Unit”) at a price of CAD $0.45 per unit. Each October 2025 Unit consists of one common share of the Company and one-half of one warrant (each whole warrant, an “October 2025 Warrant”). Each October 2025 Warrant will entitle the holder thereof to purchase one common share at a price of C$0.65 at any time for a period of 36 months following the issue date.

The table below provides a reconciliation of the disclosure the Company previously made about how it was going to use proceeds from the April 2025 Offering, July 2025 Offering and October 2025 Offering.

2025 LIFE Offerings	Proceeds April Offering	Proceeds July Offering	Proceeds October Offering	Proceeds Total	Actual December 31, 2025	Funds Remaining
Budgeted uses
High Value Work Program & Follow On Work	$2,158	$258	$-	$2,416	$2,429	$(13)
Pre-Feasibility Study Work Program	-	1,788	-	1,788	18	1,770
Corporate G&A expenses – Canada	1,397	-	-	1,397	1,405	(8)
Corporate G&A expenses - US	-	3,919	-	3,919	492	3,427
Repayment of a portion of the second ARCA	-	-	6,500	6,500	7,100	(600)
Unallocated working capital	-	-	2,693	2,693	-	2,693
Total	$3,555	$5,965	$9,193	$18,713	$11,444	$7,269

As it relates to variances, the main variances are expenditures related to the Pre-Feasibility Study Work Program and Corporate G&A expenses – US are currently less than budget. This variance is due to timing as the full amount of these expenditures have not yet been incurred. The additional amounts paid on the repayment of the Second ARCA are not material and can be sourced from unallocated working capital. As a result there has been no impact of the variances on the Company’s ability to achieve its business objectives and milestones.

As of this date, if the warrants issued and not yet exercised in connection with these financings were exercised for cash, the Company would receive aggregate gross proceeds of approximately C$27.2 million. While these warrants represent a potential source of future funding, their exercise is at the option of the holders and will depend on market conditions, including the trading price of the Company’s common shares. As a result, there can be no assurance that such proceeds will be realized.

DEBT COVENANTS

Pursuant to the Stream Agreement, the Company is required to maintain a leverage ratio of 3.5:1.0. The leverage ratio is calculated as the ratio of indebtedness of the Company to net income (adjusted for certain items). On November 30, 2023, the Company and Triple Flag executed an amendment to the Stream Agreement which suspends the applicability of the leverage until September 30, 2026 (the “Leverage Ratio Grace Period”) to accommodate the extension of the Nebari loan due date.

As the full principal amount of the Second ARCA has been repaid, any debt covenants associated with the Second ARCA are no longer applicable.

18

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

Copper Stream Derivative Liability

On October 30, 2018 the Company entered into an agreement for a $75,000 project financing package (collectively, the “Financing”) with Triple Flag Mining Finance Bermuda Ltd. (“Triple Flag”) for the purposes of developing the Gunnison Copper Project. The Financing consisted of a $65,000 copper metal stream (the “Stream”) and a concurrent $10,000 private placement of common shares .

Under the terms of the metals purchase and sale agreement (the “Stream Agreement”) between Triple Flag and Gunnison and its subsidiary Excelsior Arizona, Triple Flag paid $65,000 against the future sale and delivery by Excelsior Arizona of a percentage of the refined copper production generated from the mining of oxide mineralization from Gunnison’s Projects owned at the time of executing the Stream Agreement. Gunnison will sell to Triple Flag a percentage of refined copper at a price equal to 25% of the copper spot price. The exact percentages of copper production to be sold to Triple Flag varies according to the total production capacity, based on a sliding scale. Under the terms of the stream agreement, Triple Flag has the option to increase the delivery amount of the Stream (the “expansion option). To exercise the expansion option Triple Flag must pay the company an additional $65,000.

The percentages applicable at certain production levels are detailed in the table below.

Scenario Description	Stage 1 (25M lbs/yr)	Stage 2 (75M lbs/yr)	Stage 3 (125M lbs/yr)
Stage 1 Upfront Deposit	16.50%	5.75%	3.50%

The stream obligation is recorded at fair value at each statement of financial position date as the Company has determined that the stream obligation is a derivative liability carried at fair value through profit or loss (FVTPL).

As at December 31, 2025 the fair value of the stream obligation was valued using a Monte Carlo simulation model. The significant assumptions developed by management used in the Monte Carlo simulation model included: the copper forward price curve, the long-term copper price volatility of 24.55% (December 31, 2024 – 20.86%), a discount rate which factors in the Company’s credit spread of 6.77% (December 31, 2024 – 7.17%) and the Johnson Camp Mine and Gunnison open-pit life of mine production schedules and expectations including expansion plans and weighted probability of successfully achieving the production schedules.

Pursuant to the Stream Agreement, the Company is required to maintain a leverage ratio of 3.5:1.0. The leverage ratio is calculated as the ratio of indebtedness of the Company to net income (adjusted for certain items). On November 30, 2023, the Company and Triple Flag executed an amendment to the Stream Agreement which suspends the applicability of the leverage ratio covenant until September 30, 2026 (the “Leverage Ratio Grace Period”) to accommodate the extension of the Nebari loan due date.

The Company is subject to commodity price risk from fluctuations in the market prices for copper. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The financial instrument impacted by commodity prices is the Stream obligation.

A 10% increase in the market price of copper would increase derivative liabilities by $10,872, whereas a 10% decrease in the market price of copper would decrease derivative liabilities by $10,386.

A 1% increase in the discount rate of the Nuton payables would decrease the payables by $962 whereas a 1% decrease in the discount rate would increase the payables by $993

A1% increase in the discount rate of the stream liabilities would decrease the derivative liabilities by $6,830, a 1% decrease in the discount rate would increase the derivative liabilities by $7,970

19

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

CONTRACTUAL OBLIGATIONS

The Company has the following guaranteed commitments and undiscounted contractual obligations as of December 31, 2025:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Accounts Payable and Accrued Liabilities	$29,742	$29,742	$-	$-	$-
Nuton Stage 2 payable	66,575	-	66,575	-	-
Debentures	6,503	6,503	-	-	-
Derivative liabilites - Stream	78,063	5,533	72,530	-	-
Debt	3,770	3,770	-	-	-
Total Contractual Obligations	$184,653	$45,548	$139,105	$-	$-

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements

TRANSACTIONS BETWEEN RELATED PARTIES

KEY MANAGEMENT PERSONNEL

Key management personnel include those people who have authority and responsibility for planning, directing and controlling the activities of the Company. The Company has determined that key management personnel consist of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer and President, SVP Business Development, SVP/Chief Financial Officer, SVP/Chief Operating Officer, and Corporate Secretary.

Remuneration attributed to key management personnel is summarized as follows:

	Year ended December 31,
	2025	2024
Salaries, fees and benefits	$1,819	$1,133
Share-based compensation	1,039	274
Total	$2,858	$1,407

Salaries, fees and benefits to key management include all salaries, bonuses, fees, and other employment benefits, pursuant to contractual employment agreements, consultancy or management services arrangements.

OTHER RELATED PARTIES

As of December 31, 2025, amounts accrued and due to key management personnel and other related parties include the following:

Directors and Officers - $172 (December 31, 2024 - $145)

Transactions with related parties were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed by the related parties. Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

20

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires management to make estimates and judgments. These estimates, judgments and assumptions affect the reported amounts of assets, liabilities, shareholders’ equity, and the disclosure of contingent assets and liabilities, as at the date of the financial statements, and expenses for the periods reported. A summary of the Company’s critical estimates and judgments is provided in Note 2, Basis of Presentation, of the audited consolidated annual financial statements for the year ended December 31, 2025 and 2024.

FINANCIAL INSTRUMENTS

As of December 31, 2025, the Company’s risk exposures and the impact on the Company’s financial instruments are summarized below.

MARKET RISK

Market risk is the risk that changes in market price, such as foreign exchange rates and interest rates will affect the Company’s cash flows or value of its financial instruments.

CURRENCY RISK

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses relating to these financial instruments would impact earnings (loss).

The Company is exposed to currency risk through cash and cash equivalents, accounts payable and accrued liabilities which are denominated in CAD$. The balances in these accounts are not significant, therefore, the Company’s exposure to currency risk is considered minimal. The Company has not hedged its exposure to currency fluctuations at this time.

INTEREST RATE RISK

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents and the stream obligation. The Company’s current policy is to invest excess cash in guaranteed investment certificates issued by its Canadian banking institution. The Company periodically monitors the investment it makes and is satisfied with the credit ratings of its banks.

The Company’s outstanding debt obligations are at fixed interest rates (except the Second Debenture Offering - see below) and accounted for on the basis of amortized cost. Therefore, the carrying value of the Company’s debt is not exposed to changes in market interest rates. The Second Debenture Offering are fixed at 10.5% per annum plus the greater of the forward-looking secured overnight financing rate (administered by CME Group Benchmark Administration Limited or a successor administrator) for a term of 3 months or 1.5%.

A 1% increase in the interest rate would decrease the value of the stream obligation by $6,830, whereas a 1% decrease in the interest rate would increase the value of the stream liability by $7,910.

21

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

A 1% increase in the rate supplement for the Second Debenture Offering would increase interest payments $2/mo, whereas a 1% decrease in the rate supplement would decrease the Second Debenture Offering interest payments

$2/mo.

COMMODITY PRICE RISK

The Company is subject to commodity price risk from fluctuations in the market prices for copper. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The financial instrument impacted by commodity prices is the Stream obligation.

A 10% increase in the market price of copper would increase derivative liabilities by $10,872, whereas a 10% decrease in the market price of copper would decrease derivative liabilities by $10,386.

CREDIT RISK

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, and restricted cash.

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents with high-quality North American financial institutions.

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to maintain sufficient liquidity to meet its liabilities when due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of its financial assets and liabilities. Cash flow forecasting is performed regularly. The Company also holds surety bonds to support future environmental obligations. Refer to working capital analysis above in Capital Resources section and Contractual Obligations section.

FAIR VALUE ESTIMATION

The Company’s financial assets and liabilities are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The three levels of the fair value hierarchy are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities that the Company is able to access at the measurement date.

●	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

●	Level 3: Inputs for the asset or liability that are not based on observable market data.

22

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

The carrying values of cash and cash equivalents, receivables, restricted cash, accounts payable and accrued liabilities, debt and amounts due to related parties approximate their fair values due to the short-term maturity of these financial instruments. Derivative liabilities are Level 3.

	FVTPL	Level 1	Level 2	Level 3
Financial Liabilities
Debt	$3,958	$-	$3,958	$-
Derivative liabilities	85,717	-	-	85,717
Nuton Stage 2 payable	46,423	-	-	46,423
Marketable securities	140	140	-	-
	$136,238	$140	$3,958	$132,140

LEGAL

As of December 31, 2025, there are no outstanding civil claims filed against the Company.

NON-IFRS FINANCIAL MEASURES

The Company has disclosed certain non-IFRS financial measures in this MD&A, as discussed below. These non-IFRS financial measures are widely reported in the mining industry as benchmarks for performance and are used by management to monitor and evaluate the Company’s operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS.

Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-122”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ration, fraction, percentage or similar representation.

A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage, or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.

Working Capital

Working capital is a non-IFRS measure that is a common measure of liquidity but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets net of current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity. A reconciliation is provided in the table below:

As at	December 31, 2025	December 31, 2024
Current assets	$55,918	$15,689
Current liabilities	100,299	38,548
	$(44,381)	$(22,859)

23

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

OTHER INFORMATION

OUTSTANDING SHARE CAPITAL

The Company’s authorized capital consists of an unlimited number of common shares without par value and an unlimited number of non-voting common shares without par value. The Company has securities outstanding as follows:

Security Description	December 31, 2025	Date of Report
Common Shares	402,854,376	422,803,601
Warrants	56,655,706	54,589,166
Stock Options	26,030,000	26,680,000
Convertible Debt	54,715,563	36,832,874

DISCLOSURE CONTROLS AND PROCEDURES

Management, including the Chief Executive Officer and the Chief Financial Officer, are responsible for the design of the Company’s disclosure controls and procedures in order to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

The CEO and CFO have certified that they have designed disclosure controls and procedures (or caused them to be designed under their supervision) and evaluated their effectiveness. Based on this evaluation, the CEO and CFO have certified that they are operating effectively to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to them by others within those entities as of December 31, 2025.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Internal Controls Over Financial Reporting

Disclosure Controls and Procedures (“DC&P”)

Management is responsible for establishing and maintaining adequate DC&P as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings in Canada. Management, including the Chief Executive Officer and Chief Financial Officer, evaluated the design and operating effectiveness of the Company’s DC&P as of December 31, 2025, based on the criteria set forth in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company’s DC&P was not effective as of December 31, 2025 due to a material weakness identified in internal control over financial reporting as described below.

24

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

Management’s Annual Report on Internal Control Over Financial Reporting (“ICFR”)

Management is also responsible for establishing and maintaining adequate ICFR as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings in Canada. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.

Management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s ICFR as of December 31, 2025, based on the criteria set forth in the Internal Control — Integrated Framework (2013) issued by COSO. Based on this evaluation, management concluded that the Company’s ICFR was not effective as of December 31, 2025 due to the identification of a material weakness described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Identified Material Weakness

The Company does not have adequately formalized processes to analyze and account for complex accounting estimates, including warrant valuations and inventory costing. This reflects a weakness in review controls performed over non-routine transactions and transactions related to newly established processes.

This material weakness resulted in audit adjustments to the consolidated financial statements for the year ended December 31, 2025. These misstatements were corrected prior to the issuance of consolidated financial statements and management has concluded that the consolidated financial statements as at and for the year ended December 31, 2025 present fairly, in all material respects, the Company’s financial position, financial performance, and cash flows in conformity with IFRS Accounting Standards. Until remediated, this control deficiency could result in a material misstatement related to account balances, transactions or disclosures that would not be prevented or detected.

Remediation plan

Management plans to take steps to address the material weakness and is in the process of developing and implementing a remediation plan to improve our internal control over financial reporting, which we believe will address the root causes. These steps include:

a)	Strengthening the finance team by adding a dedicated Internal Control and Compliance specialist role during Q2 2026 to ensure appropriate team skills composition and depth of expertise.
b)	Developing enhanced procedures and controls to improve analysis and review controls for warrant valuations and inventory costing, with external advisors engaged as needed to supplement internal capabilities. These activities will be completed during 2026.
c)	Standardizing documentation and retention practices, providing enhanced training to control owners, and strengthening oversight and monitoring to ensure control activities are evidenced and performed consistently and on a timely basis. These activities will begin in 2026 and continue beyond 2026.

The material weakness cannot be considered remediated until the enhanced procedures and controls have been fully designed, implemented, and demonstrated (through testing over a sufficient period) to operate effectively.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control gaps and instances of fraud have been detected. These inherent limitations include the reality that judgment in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design, maintenance and testing of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any control system may not succeed in achieving its stated goals under all potential future conditions.

25

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

Change in ICFR

During the three months and year ended December 31, 2025, the Company identified the aforementioned material weakness and, consequently, its ICFR were deemed to be ineffective. Other than in respect of the aforementioned material weakness and related remediation described, during the three months and year ended December 31, 2025, no change occurred in the Company’s ICFR that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

ADDITIONAL INFORMATION

Additional disclosure concerning the Company, including the AIF for the year ended December 31, 2025, is available on the SEDAR+ website, www.sedarplus.ca.

TECHNICAL INFORMATION

Gunnison’s technical work on the Gunnison Copper Project and JCM is supervised by Stephen Twyerould, Fellow of AUSIMM, President & CEO of Gunnison and a Qualified Person as defined by NI 43-101. Mr. Twyerould has reviewed and approved the technical information contained in this MD&A.

Additional information about the Gunnison Copper Project can be found in the technical report filed on SEDAR+ at www.sedarplus.ca entitled: “Gunnison Copper Project, NI 43-101 Technical Report Preliminary Economic Assessment, Cochise County, Arizona”, with the effective date of March 18, 2026.

Additional information about the Johnson Camp Mine can be found in the technical report filed on SEDAR+ at www.sedarplus.ca entitled: “Johnson Camp Mine NI 43-101 Technical Report, Cochise County, Arizona”, with the effective date of March 18, 2026.

CAUTIONARY STATEMENTS

RISK FACTORS

The exploration for and development of mineral deposits involves significant risks and uncertainties, which even a combination of careful evaluation, experience and knowledge may not eliminate. The more prominent risk factors that may materially affect the Company’s future performance, in addition to those referred to herein, are discussed in the AIF for the year ended December 31, 2025.

FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this MD&A includes, but is not limited to, statements with respect to: (i) the market and future price of copper and related products; (ii) requirements for additional capital; (iii) development, construction and production timelines and estimates; (iv) statements relating to the results of the 2026 PEA and economic viability of the Gunnison Project, including NPV, IRR, capital costs, operating costs, mine life, total tonnes mined and processed and mining operations; (v) the future effects of environmental compliance requirements on the business of the Company; (vi) future production from the Johnson Camp mine; (vii) expectations regarding the deployment of the Nuton® technology at the Johnson Camp mine and future production therefrom; (viii) the continued funding of the stage 2 work program by Nuton; (ix) the details and expected results of the stage two work program; (x) the satisfaction of final conditions and receipt of 48C tax credits; (xi) the terms of the Nuton Transaction; (xii) the use of proceeds from financings; and (xiii) the statements under the heading “Outlook” in this MD&A, including statements about the production of copper.

26

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this MD&A is based on certain factors and assumptions regarding, among other things, Nuton will continue to fund the stage 2 work program, the availability of financing to continue as a going concern and implement the Company’s operational plans, the allocation of the 48C tax credits between the Company and Nuton, the satisfaction of the requirements set forth in Section 48C of the Internal Revenue Code, the estimation of mineral resources, the realization of mineral resource estimates, copper and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of expansion and sustaining capital requirements, the estimation of labor and operating costs, the availability of necessary financing and materials to continue to develop, operate and expand the Gunnison Project in the short and long-term, the progress of development activities, the receipt of and compliance with necessary regulatory approvals and permits, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title or surface rights disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information including, without limitation, the following risks and uncertainties referred to under the heading “Risk Factors” in the Company’s AIF for the year ended December 31, 2025:

●	risks relating to the fact that the Company depends on a single mineral project;
●	Nuton failing to continue to fund the stage 2 work program;
●	the failure to satisfy the requirements set forth in Section 48C of the Internal Revenue Code;
●	the breach of debt covenants;
●	operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, availability of reagents and power, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process;
●	risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Gunnison Project;
●	assumptions regarding expected capital and operating costs and expenditures, production schedules, economic returns and other projections;
●	our production estimates, including accuracy thereof;
●	risks related to general economic conditions and in particular the potential impact of any future global pandemic on the Company or its operations and the mining industry;
●	risks relating to variations in mineral resources and reserves, grade or recovery rates resulting from current exploration and development activities;
●	risks related to fluctuations in the price of copper as the Company’s future revenues, if any, are expected to be derived from the sale of copper;
●	risks related to a reduction in the demand for copper in the Chinese market which could result in an extended period of lower prices and demand for copper;

27

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

●	financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the development and construction activities at the Gunnison Project may not be available on satisfactory terms, or at all;
●	the Company has no material history of mining operations and expects to incur losses for the foreseeable future;
●	risks associated with debt and the copper stream agreement;
●	risks related to the Company obtaining and maintaining various permits required to conduct its current and anticipated future operations;
●	risks related to disputes concerning property titles and interest;
●	risks relating to the ability to access infrastructure;
●	risks related to the significant governmental regulation to which the Company is subject;
●	environmental risks;
●	climate change risks;
●	risks related to the adequacy of financial assurance arrangements with State and Federal Governments;
●	reliance on key personnel;
●	risks related to increased competition in the market for copper and related products and in the mining industry generally;
●	cybersecurity risks;
●	risks related to potential conflicts of interests among the Company’s directors and officers;
●	exchange rate fluctuations between the Canadian and United States dollar;
●	uncertainties inherent in the estimation of inferred mineral resources;
●	land reclamation requirements may be burdensome;
●	risks associated with the acquisition of any new properties;
●	risks related to legal proceedings to which the Company may become subject;
●	potential liabilities associated with the acquisition of Johnson Camp;
●	our ability to comply with foreign corrupt practices regulations and anti-bribery laws;
●	changes to relevant legislation, accounting practices or increasing insurance costs;
●	significant growth could place a strain on our management systems;
●	share ownership by our significant shareholders and their ability to influence our governance; and
●	risks relating to the Company’s Common Shares, including that future sales or issuances of our debt or equity securities may decrease the price of our securities.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information is made as of the date of this MD&A.

RISK FACTORS

Readers are cautioned that the risk factors discussed above are not exhaustive. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information and readers should also carefully consider the matters discussed under the heading, “Forward Looking Information”, in this MD&A and under the heading, “Risk Factors”, in the AIF.

28

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

CAUTIONARY NOTE TO U.S. INVESTORS – INFORMATION CONCERNING PREPARATION OF RESOURCE AND RESERVE ESTIMATES

Technical disclosure regarding the Company’s properties included in this MD&A and in the documents incorporated herein by reference has been prepared in accordance with the requirements of Canadian securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves (“CIM Definition Standards”).

Canadian standards, including NI 43-101, differ significantly from the historical requirements of the Securities and Exchange Commission (the “SEC”), and mineral reserve and resource information contained or incorporated by reference in this Prospectus Supplement may not be comparable to similar information disclosed by U.S. companies.

Mining disclosure under U.S. securities law was previously required to comply with item 102 of Regulation S-K under the U.S. Securities Act and the Securities Exchange Act of 1934, as amended and SEC Industry Guide 7 (“SEC Industry Guide 7”). The SEC has adopted rules to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (the “SEC Modernization Rules”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under the SEC Modernization Rules, the definitions of “proven mineral reserves” and “probable mineral reserves” have been amended to be substantially similar to the corresponding CIM Definition Standards and the SEC has added definitions to recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” which are also substantially similar to the corresponding CIM Definition Standards; however, there are still differences in the definitions and standards under the SEC Modernization Rules and the CIM Definition Standards. As a foreign private issuer, the Company is permitted to continue to comply with NI 43-101 disclosure rules. Therefore, the Company’s mineral resources and reserves as determined in accordance with NI 43-101 may be significantly different than if they had been determined in accordance with the SEC Modernization Rules.

29